Mail Stop 3561

							February 2, 2006



Reuben Seltzer
Chief Executive Officer
Neuro-Hitech Pharmaceuticals, Inc.
627 Moberly Road, Suite 601
Vancouver, British Columbia
CANADA  V5Z 4B3


	RE:	Neuro-Hitech Pharmaceuticals, Inc.
		Form 8-K filed January 30, 2006
		Form 8-K/A filed January 31, 2006
		File No. 333-125699


Dear Mr. Seltzer:

          We have limited our review of your filings to matters related to your change in accountants. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We note that the Form 8-K, dated January 24, 2006, and filed on January 30, 2006 was only filed as an Item 1.01 Form 8-K; however, the amendment filed on January 31, 2006 was filed under numerous items including Item 4.01. We do not believe it is proper for the
Item 4.01 Form 8-K/A to include the Exhibit 16 letter only by incorporating it to a previously filed document. Please revise to include a revised Exhibit 16 letter in a Form 8-K filed under item 4.01.



Reuben Seltzer
Neuro-Hitech Pharmaceuticals, Inc.
February 2, 2006
Page 2


2. Please revise the Item 4.01 information to state if your former accountants resigned or if you dismissed them. We do not believe the statement that you replaced them satisfies the requirement of Item 304(a)(1)(a) of Regulation S-B. Also please revise to state the date of this event in the Item 4.01 section rather than referring a reader to another section of the filing.
3. The second paragraph of your Item 4.01 disclosure refers to the report of your former auditor for the quarter ended September 30, 2005. We do not see where any such report was ever filed with the Commission. Please revise to delete the reference to the September
30, 2005 report, alternatively please file the report or tell us where it has been filed.
4. Please revise the disclosure to discuss if there were any other modifications to the former accountants` report(s). You provide disclosure with respect to the going concern matter, which appears proper; however you should also state if there were any other modifications. See Item 304(a)(1)(ii) of Regulation S-B.
5. Please expand the disclosure with respect to the former accountants` report to refer to the audit report on the March 31, 2005 financial statements and state the nature of that report.
6. Please expand the disclosure with respect to disagreements to cover the subsequent interim period through the date the former auditor resigned or was dismissed. See item 304(a)(1) of Regulation
S-B. Since the audit reports may not correspond with the fiscal year it may not be clear to a reader what your fiscal year is. Please consider stating your fiscal year end, or perhaps disclose that there were no disagreements from inception through January 24, 2006, if true.
7. Please revise to include an updated letter from the former accountants which covers the disclosures as revised for the comments stated above. We would expect the former accountants letter to refer to the disclosures, as revised, and it is suggested the next to last paragraph in section 4.01 to refer to Form 8-K/A rather than to Form
8-K.  Please revise or advise.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Reuben Seltzer
Neuro-Hitech Pharmaceuticals, Inc.
February 2, 2006
Page 3




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file.

	You may contract Robert Burnett, Staff Accountant, at (202)
551-
3330 to me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief

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